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SEP 03 2020

Washington, DC

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-21979

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/2019 (MM/DD/YY) AND ENDING 06/30/2020 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Pactolus Capital Partners

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

8614 Westwood Center Drive, Suite 620
(No. and Street)

VIENNA	VA	22182
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Gery Sadzewicz - 815-782-1250

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

FGMK, LLC

(Name – *if individual, state last, first, middle name*)

333 W. Wacker Drive, 6th FL.	Chicago	IL	60606
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Alan Harter, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Pactolus Capital Partners, as of June 30, 2020, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

SORAYA G HOWARD
NOTARY PUBLIC
REG # 7609684
COMMISSION EXPIRES 1/31/2022
COMMONWEALTH OF VIRGINIA

Signature

CEO

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PACTOLUS CAPITAL PARTNERS

FINANCIAL STATEMENT
JUNE 30, 2020
AND
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Filed as a public document pursuant to Rule 17a-(5)(d) under the Securities Exchange Act of 1934.

TABLE OF CONTENTS

FGMK
Identifying opportunities.
Delivering solutions.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Management of
Pactolus Capital Partners

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Pactolus Capital Partners (the "Company") as of June 30, 2020, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of June 30, 2020, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

FGMK, LLC

We have served as the Company's auditor since 2018.

Chicago, Illinois
August 26, 2020

FGMK, LLC
fgmk.com

333 W. Wacker Drive, 6th Floor
Chicago, IL 60606
312.818.4300

2801 Lakeside Drive, 3rd Floor
Bannockburn, IL 60015
847.374.0400

STATEMENT OF FINANCIAL CONDITION
JUNE 30, 2020

ASSETS		
Cash and cash equivalents	$	233,017
Commissions and fees receivable		205,005
Legacy commissions receivable		1,551
Investments		133,752
Right of use asset		244,239
Other assets		653
TOTAL ASSETS	**$**	**818,217**
LIABILITIES AND MEMBER'S EQUITY		
Legacy commissions payable	$	1,018
Accounts payable and accured expenses		24,913
Payable to affiliated entity		48,224
Lease liability		247,765
TOTAL LIABILITIES	**$**	**321,920**
MEMBER'S EQUITY		**496,297**
TOTAL LIABILITIES AND MEMBER'S EQUITY	**$**	**818,217**

The accompanying notes are an integral part of the financial statements.

NOTES TO THE FINANCIAL STATEMENT
FOR THE YEAR JUNE 30, 2020

NOTE 1: ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of the significant accounting policies of Pactolus Capital Partners, (the "Firm") consistently applied in the preparation of the accompanying financial statements is provided below:

a. Nature of Operations — The Firm was formed as a limited liability company in the state of Delaware. The Firm was formed as a securities broker dealer and is a registered securities broker and dealer. The Firm is engaged as a placement agent and advisory services as well as a wholesaler of variable life insurance products, annuities and mutual funds.

b. Cash Equivalents —The Firm considers all highly liquid instruments with maturities of three months or less when purchased to be cash equivalents.

c. Use of Estimates —The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

d. Concentrations of Credit Risk —The Firm places its cash in accounts with a local financial institution. The Firm did not have any amounts in excess of insured limits as of June 30, 2020.

e. Commissions and Fees Receivable — Commissions and Fees Receivable consist of commissions, fees and other amounts owed to the Firm in connection with its placement agency business. The Firm considers these receivables to be fully collectible. Uncollectible accounts receivable are charged directly against operations when they are determined to be uncollectible.

f. Legacy Commissions Receivable — Legacy Commissions Receivable consists of commissions, fees and other amounts owed to the Firm in connection with the Firm's business as a wholesaler of variable life insurance products, annuities, and mutual funds. The Firm considers the receivables to be fully collectible. Uncollectible accounts receivable are charged directly against operations when they are determined to be uncollectible.

g. Legacy Commissions Payable — Legacy commissions payable represent commissions due to the brokers.

h. Investments - The Company is invested in an investment which is reported on a cost basis. See Note 2.

i. Revenue Recognition — Revenue from contracts with customers include commissions from income and fees from due diligence, consulting, monitoring, performance, and arrangement

services to customers. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgement is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Firm's progress under the contract; and whether constraints on variable considerations should be applied due to uncertain future events.

Commission and Fees: The Firm provides marketing, due diligence, consulting, and arrangement services to customers. These fees are generated from the following activities: soliciting of investors for those customers that desire to raise capital through fund commitments, introducing of clients to art dealers in order to procure works of fine art and providing diligence and negotiation services of certain investment transactions for a fee as defined by the contract. The Firm recognizes revenue at the point in time that performance under the agreement is completed, which in certain cases is the placement and acceptance of the investor by the customer, the closing date of the capital raise or at the time of purchase of the works of fine art.

The Company also provides investment administrative, monitoring and identification services for certain customers. The Firm believes the performance obligation for providing these services is satisfied over time because the customer is receiving and consuming the benefits as they are provided by the Firm. Fee arrangements are based on a fixed fee as stipulated by the contract. Fees are recognized on a quarterly basis and are recognized in the period for which the administrative, monitoring and identification services are provided.

In conjunction with the performance fees and due diligence services, the Firm also earns fees that vary based on the specific performance measures as defined by the contract. These fees are earned once the specific performance measures are known and calculated. These performance-based fees are considered variable consideration as the uncertainty is dependent on the market value of the assets (or net asset value) at future points in time which are highly susceptible to factors outside of the Firm's control. Revenues are recognized over the contract period once it is probable that a significant reversal will not occur. In some circumstances, significant judgment is needed to determine the timing and measure of progress appropriate for revenue recognition under a specific contract.

Legacy Commissions: The Firm receives commissions from the sale of variable annuity contracts. The Firm's performance obligation under the annuity contract is satisfied on the trade execution date and in certain cases when the commissions are remitted up-front by the insurance company, the revenue is recognized on the trade date. Commissions not remitted up-front by the insurance company are designated as trail commissions and are considered variable consideration as the uncertainty is dependent on the market value of the annuity (or net asset value) at future points in time which are highly susceptible to factors outside of the Firm's control. The Firm does not recognize trail commission revenue until it is probable that a significant reversal will not occur, which in certain cases is when the trail commissions are remitted to the Firm from the insurance company.

j. <u>**Recently Adopted Accounting Standards**</u>

<u>Leases</u> - In February 2016, the Financial Accounting Standards Board ("FASB") issued Accounting Standard Update ("ASU") 2016-02 – Leases (Topic 842). The update requires that all leasing activity with initial terms in excess of twelve months be recognized on the statement of financial position with a right of use asset and a lease liability. The standard requires entities to classify leases as either finance or operating leases based upon the contractual terms. Lessees record a right of use asset with a corresponding lease liability based on the net present value of rental payments. The Firm adopted the standard during 2020, under the modified retrospective approach to the earliest period presented. The adoption of Topic 842 resulted in the recording of a right-of-use asset and corresponding liability on the Firm's statement of financial condition.

NOTE 2: INVESTMENTS

The Firm has an investment in VP Advance Funding L.P. ("Velocity"). The Firm earns performance fees from clients invested with Velocity and in lieu of cash distributions for those fees the Firm has decided to reinvest some of the earned performance fees with Velocity. The underlying holdings of Velocity are in merchant cash advances and are valued based on the outstanding principal of the advance plus accrued interest with a reserve for collectability. The Firm has no significant influence over Velocity, the fair value of this investment is not readily determinable, and Velocity is not an investment company in accordance with Topic 946. Therefore, GAAP requires that Firm to account for its investment in Velocity at cost less impairment. The Firm will only recognize investment income upon receipt of cash distributions received in excess of the cost basis. The balance of the Firm's investment in Velocity was $133,752 as of June 30, 2020. Management has evaluated the investment in Velocity for impairment and determined there is no impairment for the year ended June 30, 2020.

NOTE 3: INCOME TAXES

The operating results of the Firm are included in the tax return filed by the parent. Accordingly, no provision or liability for income taxes has been included in the accompanying financial statements.

The Firm follows FASB guidance for how uncertain tax positions should be recognized, measured, disclosed and presented in the financial statements. This requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Firm's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained "when challenged" or "when examined" by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax expense and liability in the current year.

Management has evaluated the effect of guidance surrounding uncertain income tax positions and concluded that the Firm has no significant financial statement exposure to uncertain income tax positions at June 30, 2020. The Firm is not currently under an income tax audit by any tax jurisdiction.

NOTE 4: RIGHT OF USE ASSET AND OPERATING LEASE LIABILITY

The Firm has one operating lease with its parent company for office space in Vienna, Virginia, expiring September 2023. This leasing arrangement includes an escalation clause which is recognized on a straight-line basis over the life of the lease. In accordance with FASB ASU 2016-02, a right of use asset

and lease liability were recorded at the time the ASU was adopted based on the present value of the future lease payments using a discount rate of 4%, the Firm's estimated incremental borrowing rate.

Amounts reported in the balance sheet as of June 30, 2020 were as follows:

Operating leases:	
Operating lease ROU assets	$244,239
Operating lease liabilities	247,765

Supplemental cash flow information:

Cach Paid for amounts included in the measurement of lease liabilities:	
Opearting cash flow from operating lease	$ 76,889
ROU assets obtained in exchange for lease obligations:	
Opearting lease	$ 66,592
Reduction to ROU assets resulting from reduction to lease obligations:	
Opearting lease	$ 70,117
Weighted average remaining lease term:	
Opearting lease	3.25 years
Weighted average discoun rate:	
Opearting lease	4.0%

Amount disclosed for ROU assets obtained in exchange for lease obligations and reductions to ROU assets resulting from reductions to lease obligations include amounts added to or reduced from the carrying amount of ROU assets resulting from new leases, lease modifcations or reassessments.

Maturities of lease liabilities under noncancellable operating lease as of June 30, 2020 are as follows:

2021	$ 79,005
2022	81,178
2023	83,410
2023	21,282
Total undiscounted lease payments	264,875
Less imputed interest	(17,110)
Total lease liabilities	$247,765

NOTE 5: RELATED PARTY TRANSACTIONS

The Firm has an expense sharing agreement with an affiliated company, which is related by common ownership. Under the terms of the agreement, the affiliated company has agreed to make available personnel, certain facilities and provide for performance of certain administrative and clerical services as well as pay for certain general and administrative expenses that are incurred by the Firm. The amount owed by the Firm to the affiliated company at the end of the year was $48,224.

NOTE 6: CONCENTRATIONS

The Firm's revenue stream is transaction based rather than recurring in nature. As a result, the Firm will have revenue concentrations year over year. During 2020, five clients comprised 57% of total revenues.

NOTE 7: INDEMNIFICATIONS

In the ordinary course of business, the Firm may be subject to various claims, litigation, regulatory and arbitration matters. Although the effects of these matters cannot be determined, the Firm's management believes that their ultimate outcome will not have a material effect on the Firm's financial position, results of operations, or net cash flows.

In the normal course of business, the Firm enters into contracts that contain a variety of representations and warranties that provide indemnification under certain circumstances. The Firm's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Firm that have not yet occurred. The Firm expects the risk of future obligations under these indemnifications to be remote.

NOTE 8: NET CAPITAL REQUIREMENTS

The Firm is subject to the Securities and Exchange Commission's ("SEC") Uniform Net Capital Rule ("Rule 15c3-1"). Under this Rule, the Firm is required to maintain a "minimum net capital" equivalent to the greater of $5,000 or 6-2/3% of the "aggregate indebtedness" of the Firm and a ratio of "aggregate indebtedness" to "net capital" of less than 15 to 1, as these terms are defined. Rule 15c3-1 also provides that equity capital must not be withdrawn if the resulting net capital ratio would exceed 15 to 1. On June 30, 2020, the Firm had net capital of $151,695 which was $146,516 in excess of its required net capital of $5,000. The aggregate indebtedness to net capital was 0.5121 to 1.

NOTE 9: SUBSEQUENT EVENTS

Management has evaluated subsequent events from June 30, 2020 through August 26, 2020, the date the financial statements were available to be issued and has determined the following events required disclosure:

In August 2020, the Company's operating lease with its parent Company was extended through September 2026 with reduced monthly payments beginning September 2020. The right of use asset and lease obligation on the accompanying Statement of Financial Position will be updated in fiscal year 2021 to include the extension and reduced future payments.

In March 2020, COVID-19 was declared a worldwide health pandemic and has had a significant impact on the national and global economy. The ultimate impact of COVID-19 on the Company's financial statements is unknown at this time. However, management will continue to monitor the impact that COVID-19 has on the Company and will reflect the effects as appropriate in the Company's financial records.

There are no other subsequent events to be reported in the accompanying financial statements.